EXHIBIT 99.1

Precision Drilling Extends Senior Credit Facility and Provides Progress Update on 2024 Debt Repayment and Share Repurchase Targets

CALGARY, Alberta, July 08, 2024 (GLOBE NEWSWIRE) -- This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) is pleased to announce that it has successfully extended its Senior Credit Facility and with strong cash flow generation during the first half of the year, it is well on track to meet its 2024 debt reduction and share repurchase targets.

Senior Credit Facility Extension

On June 28, 2024, Precision extended its Senior Credit Facility’s maturity date, revised the available borrowing capacity, and amended certain terms. The maturity date was extended to June 28, 2027, and the size was revised to US$375 million (previously US$447 million), which includes an accordion feature to increase the facility to US$750 million.

2024 Debt Repayment and Share Repurchase Progress

Since the beginning of the year, Precision has reduced debt by $103 million, marking significant progress toward its 2024 debt reduction target of $150 million to $200 million. Second quarter debt repayments included the redemption of US$56 million of 2026 unsecured senior notes and the repayment of $25 million of real estate credit facilities that were due in 2026 and 2028. As at June 30, 2024, Precision’s outstanding debt obligations include:

  US$217 million – 7.125% unsecured senior notes due January 15, 2026
  US$400 million – 6.875% unsecured senior notes due January 15, 2029
  US$8 million real estate credit facility due in 2025

With strong cash flow generation during the second quarter, Precision also returned $24 million to shareholders through share repurchases under its Normal Course Issuer Bid. For the first six months of the year, Precision has repurchased 369,309 common shares for $34 million, representing 3% of its outstanding common shares.

CFO Quote

Carey Ford, Precision’s CFO, commented, “Today’s announcement marks another step in strengthening our balance sheet and returning capital to shareholders. Our organization has been intensely focused on cost management, capital discipline, and cash flow generation and our results are a testament to the efforts of all Precision employees. For 2024 we are committed to repaying $150 million to $200 million in debt and returning 25% to 35% of free cash flow before debt repayments to shareholders through share repurchases. Precision’s longer-term balance sheet goal is to reduce debt by $600 million between 2022 and 2026 and achieve a Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times by the end of 2025. Since the beginning of 2022, we have reduced debt by approximately $360 million and expect to be well over $400 million by the end of this year.”

(1) Net Debt to Adjusted EBITDA ratio is a Non-GAAP measure. Please refer to Precision’s 2023 Annual Report for more information.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as AlphaTM that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  anticipated Net Debt to Adjusted EBITDA ratio;
  2024 debt reduction and share repurchase targets; and
  our future debt reduction and shareholder capital return plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  continued market demand for Super Spec rigs;
  our ability to deliver rigs to customers on a timely basis;
  the general stability of the economic and political environments in the jurisdictions where we operate; and
  the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  the business, operational and/or financial performance or achievements of Precision may be materially different from that currently anticipated;
  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and GHG emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2023, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

For further information, about Precision, please visit our website at www.precisiondrilling.com or contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com